SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 2 February 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 19 January 2007
99.2	Total Voting Rights dated 19 January 2007
99.3	Holding(s) in Company dated 22 January 2007
99.4	Holding(s) in Company dated 23 January 2007
99.5	Director/PDMR Shareholding dated 26 January 2007
99.6	Director/PDMR Shareholding dated 1 February 2007

99.1

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
19 January 2007

Following the release of shares to participants (not Directors) under the
Sharesave Plan on 15 January 2007, InterContinental Hotels Group PLC confirms that it has received notification on 18 January 2007 that the new total holding of the InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey)
is as detailed below:

Number of shares/amount of stock disposed -              1,929
Total holding in the Trust following this notification - 1,665,020 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.2

                       InterContinental Hotels Group PLC
                      Transparency Directive Announcement

Date of Notification
19 January 2007

InterContinental Hotels Group PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this Announcement, InterContinental Hotels Group PLC's issued capital consists of 356,337,074 ordinary shares with voting rights.  The company does not hold any shares in Treasury.

The above figure, 356,337,074, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels
Group PLC under the FSA's Disclosure and Transparency Rules.

99.3

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of listed company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Ellerman Corporation Limited

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-
beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

These shares are or will be in the name of Vidacos Nominees Limited

5) Number of shares/amount of stock acquired

Not notified

6) Percentage of issued class

Not notified

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 11 3/7p each

10) Date of transaction

17 January 2007

11) Date listed company informed

19 January 2007

12) Total holding following this notification

The Company was notified that, as at 17 January 2007, Ellerman Corporation
Limited held a notifiable interest in 17,822,501 ordinary shares of
InterContinental Hotels Group PLC. These shares are or will be registered in the name of Vidacos Nominees Limited.

13) Total percentage holding of issued class following this notification

5%

14) Any additional information

None

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name of duly authorised officer of the listed company responsible for making this notification

Catherine Springett

17) Date of notification

22 January 2007

99.4

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of listed company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

Lloyds TSB Group plc

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-
beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lloyds TSB Group plc

5) Number of shares/amount of stock acquired

Not notified

6) Percentage of issued class

Not notified

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 11 3/7p each

10) Date of transaction

19 January 2007

11) Date listed company informed

23 January 2007

12) Total holding following this notification

The Company was notified that, as at 23 January 2007, Lloyds TSB Group plc held a notifiable interest in 17,811,924 ordinary shares of InterContinental
Hotels Group PLC.

13) Total percentage holding of issued class following this notification

5%

14) Any additional information

None

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name of duly authorised officer of the listed company responsible for making this notification

Catherine Springett

17) Date of notification

23 January 2007

99.5

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
26 January 2007

Following the release of shares to participants (not Directors) under the
Executive Share Option Scheme on 24 January 2007, InterContinental Hotels Group
PLC confirms that it has received notification on 25 January 2007 that the new total holding of the InterContinental Hotels Group PLC Employee Share Ownership
Trust (Jersey) is as detailed below:

Number of shares/amount of stock disposed -              3,932
Total holding in the Trust following this notification - 1,661,088 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

99.6

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
1 February 2007

Following the release of shares to participants (not Directors) under the
Executive Share Option Scheme on 30 January 2007, InterContinental Hotels Group
PLC confirms that it has received notification on 1 February 2007 that the new total holding of the InterContinental Hotels Group PLC Employee Share Ownership
Trust (Jersey) is as detailed below:

Number of shares/amount of stock disposed -              52,843
Total holding in the Trust following this notification - 1,608,245 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	2 February 2007